EXHIBIT 2.2

AMENDMENT NO. 1 TO

PARTNERSHIP AND LIMITED LIABILITY COMPANY MEMBERSHIP INTEREST
PURCHASE AGREEMENT

     AMENDMENT dated as of September 30, 2002 (this “Amendment”) by and among Endocare, Inc., a Delaware corporation (“Buyer”), U.S. Medical Development, Inc., a Nevada corporation (“USMD”), U.S.M.D. I, L.L.C., a Texas limited liability company (“USMDLLC”) and U.S.M.D., Ltd., a Texas limited partnership (“USMDLTD”; USMD, USMDLLC and USMDLTD are sometimes hereinafter individually referred to as a “Seller” and collectively as the “Sellers”), to the Partnership and Limited Liability Company Membership Interest Purchase Agreement (the “Purchase Agreement”) dated August 12, 2002, by and among Buyer and Sellers. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Purchase Agreement.

W I T N E S S E T H

     WHEREAS, the parties hereto have entered into the Purchase Agreement pursuant to which, among other things, Buyer shall purchase from Sellers and Sellers shall sell to Buyer, the Interests, as set forth in the Purchase Agreement; and

     WHEREAS, the parties hereto desire to amend certain of the provisions of the Purchase Agreement, as more particularly described below.

     NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I.

AMENDMENT TO PURCHASE AGREEMENT

     Section 1.01 The parties hereto acknowledge and agree that Section 1.1 of the Purchase Agreement is hereby amended by adding a new Section 1.1(C) at the end thereof, as follows:

“(C) Each of the Sellers and Buyer hereby expressly acknowledge and agree that Buyer is purchasing and Sellers are selling at and as of the Initial Closing, with respect to the First Tranche Interests and at and as of the Second Closing with respect to the Second Tranche GP Interests, each and every economic and financial interest of Sellers in and to the Partnerships, including, without limitation, the right to receive distributions under the Partnership Organizational Documents. Without limiting the generality of the foregoing, if and to the extent that the transfer of any of the Interests hereunder or the consummation of any of the Transactions is deemed to have been a transfer that is not a “Permitted Transfer” (as such term is defined in the Partnership Agreements) under any of the Partnership Agreements, each of the Sellers, as general partner for each Partnership for which such Seller is a general partner, in accordance with Section 10.03 of each of the Partnership Agreements, hereby elects to recognize such transfer notwithstanding that such transfer may be deemed to not be a “Permitted Transfer.”

     Section 1.02 The parties hereto acknowledge and agree that Section 1.2(A)(1) of the Purchase Agreement is hereby amended by deleting such Section 1.2(A)(1) in its entirety and replacing it with the following:

     “(1) by Buyer’s forgiveness in accordance with Section 1.2(C) hereof of the $900,000 earnest money deposit previously paid to USMD in accordance with the Letter of Intent executed April 8, 2002 between the Buyer and U.S. Therapies L.L.C., a Nevada limited liability company and predecessor-in-interest to USMD (the “Deposit”);”

     Section 1.03 The parties hereto acknowledge and agree that Section 1.2(A)(2) of the Purchase Agreement is hereby amended by deleting such Section 1.2(A)(2) in its entirety and replacing it with the following:

     “(2) by Buyer’s forgiveness in accordance with Section 1.2(C) hereof of the unpaid principal balance together with all accrued and unpaid interest thereon under that certain Amended and Restated Promissory Note dated September 30, 2002, issued by USMD to Buyer in the original principal amount of $6,800,000 (the “USMD Note”; the Deposit and the USMD Note are collectively referred to herein as the “USMD Indebtedness”);”

     Section 1.04 The parties hereto acknowledge and agree that Section 1.2 of the Purchase Agreement is hereby amended by adding a new Section 1.2(C) at the end thereof, as follows:

     “(C) USMD Indebtedness Forgiveness.

          (1) Aggregate Baseline Revenue Target. As additional consideration for the purchase of the Interests and subject to the conditions set forth in this Section 1.2(C), the entire USMD Indebtedness and any accrued but unpaid interest thereon shall be forgiven upon the achievement by the Business during the period commencing on the Second Closing Date and ending on December 31, 2005 of the Aggregate Baseline Revenue Target. Capitalized terms used in this Section 1.2(C) that are not otherwise defined herein shall have the meanings ascribed to such terms in Section 1.2(C)(3) hereof.

          (2) USMD Indebtedness Forgiveness. Within ninety (90) days after the expiration of each of the 2003 Measurement Period, the 2004 Measurement Period and the 2005 Measurement Period, Buyer shall deliver to the Sellers, a written statement, executed by a duly authorized officer of Buyer, that sets forth (each, a “Forgiveness Statement”): (i) the aggregate amount of Gross Revenues of the Business achieved during such Measurement Period, (ii) the Principal Forgiveness Amount to be forgiven, and (iii) a statement by Buyer expressly forgiving the Principal Forgiveness Amount together with all accrued but unpaid interest thereon, which forgiveness shall be effective as of the ninetieth (90th) day of the calendar year following the end of such Measurement Period. Any and all amounts of principal and accrued but unpaid interest thereon of the USMD Indebtedness outstanding at and as of the date of the Forgiveness Statement delivered by Buyer with respect to the 2005 Measurement Period (after taking into account the Principal Forgiveness Amount (and the accrued but unpaid interest thereon) set forth therein), shall be paid by Sellers to Buyer within thirty (30) days after the receipt by the Sellers of such Forgiveness Statement, by wire transfer of immediately available funds to an account designated by Buyer. For purposes of the foregoing, the unpaid balance of the USMD Note and accrued but unpaid interest thereon shall be treated as being forgiven prior to the forgiveness of any of the Deposit, which Deposit shall not bear any interest. In addition, during the period

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commencing on the Initial Closing Date and ending on the earlier to occur of December 31, 2005 and the date upon which all USMD Indebtedness has been paid or forgiven, Buyer covenants and agrees to conduct the Business in the ordinary course of business consistent with past practices of Sellers.

          (3) For purposes of this Section 1.2(C):

               (a) “2003 Measurement Period” shall mean the period commencing on the Second Closing Date and ending on December 31, 2003.

               (b) “2004 Measurement Period” shall mean the twelve month period ending December 31, 2004.

               (c) “2005 Measurement Period” shall mean the twelve month period ending December 31, 2005.

               (d) “Aggregate Baseline Revenue Target” shall mean $12,000,000 of Gross Revenues of the Business.

               (e) “Gross Revenues of the Business” shall mean gross revenues generated by the Business as measured by Buyer in accordance with generally accepted accounting principles applied on a consistent basis.

               (f) “Measurement Period” shall mean any of the 2003 Measurement Period, the 2004 Measurement Period or the 2005 Measurement Period.

               (g) “Principal Forgiveness Amount” for a particular Measurement Period shall mean an amount of outstanding principal of the USMD Indebtedness equal to the product obtained by multiplying the amount of Gross Revenues of the Business for such Measurement Period by 0.641666666.

     Section 1.05 The parties hereto acknowledge and agree that Section 6.2(A) of the Purchase Agreement is hereby amended by deleting such Section 6.2(A) in its entirety and replacing it with the following:

     “(A) Sellers’ Indemnity. Each of the Sellers, jointly and severally, shall indemnify, defend and hold harmless the Buyer and its officers, directors, employees, partners, affiliates, agents, successors, subsidiaries and permitted assigns (collectively, the “Buyer Indemnified Group”) from and against any and all costs, losses (including, without limitation, diminution in value), liabilities, damages (including, without limitation, consequential damages), obligations, claims and expenses, including, without limitation, costs of investigation and defense, penalties, costs of mitigation, lost profits and reasonable attorney’s fees (collectively “Losses”) that any member of the Buyer Group sustains or becomes subject to as a result of, arising out of or relating to (i) the breach of any of the warranties or representations of the Sellers (or any of them) made herein, (ii) the breach of any covenants or agreements of the Sellers (or any of them) made herein, (iii) any Third Party Claims (as defined in Section 6.2(C) below) arising out of or relating to the ownership of the Interests, the operation of the Partnerships and the conduct of the Business in any period prior to the Initial Closing, (iv) notwithstanding the Closings, the failure by Sellers to obtain the consent, in form and substance satisfactory to Buyer in Buyer’s sole

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discretion, on or prior to the Initial Closing Date, of any limited partner, general partner, manager or member of any of the Partnerships with respect to the approval of this Agreement or any of the Transactions, including, without limitation, Losses arising from the failure to properly admit Buyer as a general partner under any of the Partnership Organizational Documents, the breach of any of the Partnership Organizational Documents that occurs or is deemed to have occurred as a result of the consummation of the Transactions and any claims made against Buyer for indemnification under or with respect to Section 10.03 of any of the Partnership Agreements (the “Partner Consents”), (v) notwithstanding the Closings, the failure by Sellers to deliver the First Tranche Interests at and as of the Initial Closing and the Second Tranche GP Interests at and as of the Second Closing, in each case, free and clear of any and all Encumbrances; and (vi) notwithstanding the Closings, the failure by Sellers to have satisfied in full each of the Frost/Partnerships Notes (including any and all principal, interest, prepayment penalties and other charges of any kind on or with respect thereto) or obtained at and as of the Initial Closing evidence satisfactory to Buyer in Buyer’s sole discretion that (x) each of the Frost/Partnerships Notes and the Frost/Partnerships Loan Documents have been terminated and cancelled and are of no further force or effect and (y) each of the Released Encumbrances, including, without limitation UCC termination statements terminating all UCC financing statements which cover any of the Released Encumbrances, have been obtained (the items referred to in clauses (x) and (y) are collectively referred to as the “Required Terminations”).”

     Section 1.06 The parties hereto acknowledge and agree that Section 7 of the Purchase Agreement is hereby amended by deleting such Section 7 in its entirety and replacing it with the following:

     “7. Further Assurances and Cooperation.

     Following the Closings, each of the Sellers and Buyer shall each promptly execute, deliver and/or file such documents, and promptly take such other actions (at the requesting party’s expense, unless otherwise provided in this Agreement), as shall be reasonably requested by the other party to effectuate the Transactions, including, without limitation, if requested by Buyer, executing, delivering and/or filing amendments to the Partnership Organizational Documents to reflect the consummation of the Transactions and causing the execution, delivery and/or filing of such documents and amendments by the holders (other than Buyer) of equity or ownership interests in the Partnerships. Without limiting the generality of the foregoing, each of Sellers hereby covenants and agrees: (i) to obtain each of the Partner Consents and each of the Required Terminations by 5:00 p.m. California time on October 15, 2002 (the “Liquidated Damages Time”) if and to the extent any such Partner Consents or Required Terminations were not delivered to Buyer on or prior to the Initial Closing Date, it being expressly understood and agreed that as liquidated damages for the failure to obtain any such Partner Consents or Required Terminations prior to the Liquidated Damages Time, Sellers shall, jointly and severally, be obligated to pay Buyer, in cash and in addition to and without limitation of any of Buyer’s rights or remedies under Section 6.2(A) hereof or otherwise, the sum of $50,000 and (ii) to the extent that any of the Sellers continue to be a general partner of any of the Partnerships after either of the Closings and until such time as none of the Sellers continue to be a general partner of any of the Partnerships that it will (a) not exercise any of its general partner powers without consultation with and the prior written consent of Buyer, (b) keep Buyer fully informed so that the operations and financial affairs of each of the Partnerships will be conducted in its ordinary course of business consistent with past practices, (c) otherwise act only in the ordinary course of

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business consistent with past practices and at the direction of Buyer; and (d) not be entitled to any remuneration or compensation with respect to its actions as general partner as set forth in this Section 7.

ARTICLE II.

MISCELLANEOUS

     Section 2.01 Governing Law. This Amendment shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Delaware (without regard to principles of conflicts of law).

     Section 2.02 Counterparts. This Amendment may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

     Section 2.03 Ratification. The parties hereto hereby ratify and approve the Purchase Agreement, as amended hereby, and the parties hereto acknowledge that all of the terms and provisions of the Purchase Agreement as amended hereby, are and remain in full force and effect.

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5.

     IN WITNESS WHEREOF, this Amendment has been duly executed and delivered by the parties hereto, or their duly authorized officer, as of the date first above written.

ENDOCARE, INC., a Delaware corporation

By:	/s/ John V. Cracchiolo

Name: John V. Cracchiolo Title:

U.S. MEDICAL DEVELOPMENT, INC., a Nevada corporation

By:	/s/ John M. House

Name: John M. House, M.D. Title: President

U.S.M.D. LTD., a Texas limited partnership

By:	U.S.M.D. I, L.L.C., its general partner

By: /s/ John M. House

Name: John M. House Title: President

U.S.M.D. I, L.L.C., a Texas limited liability company

By:	/s/ John M. House

Name: John M. House Title: President

[SIGNATURE PAGE TO AMENDMENT TO PURCHASE AGREEMENT]